EXHIBIT 99.1

Completion of sale of equity interest in Golar Hilli LLC

We refer to the press release dated August 16, 2017, which announced the transaction to sell an equity interest in Golar Hilli LLC, the indirect owner of the FLNG Hilli Episeyo, to Golar LNG Partners LP (the "Partnership"). Golar LNG Limited and affiliates of Keppel Shipyard Limited and Black and Veatch have now closed the previously announced sale of 50% of the common units in Golar Hilli LLC to the Partnership with effect from July 12, 2018.

Hamilton, Bermuda

July 12, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan